November 10, 2015

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Re:	Cedar Realty Trust, Inc.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed February 20, 2015

Form 10-Q for the quarterly period ended June 30, 2015

Filed August 6, 2015

File No. 001-31817

Dear Ms. Monick:

Reference is made to your letter dated October 28, 2015 bearing the above captioned file number and headings. The following is respectfully submitted by Cedar Realty Trust, Inc. (the “Company”) in response thereto.

Form 10-K for the fiscal year ended December 31, 2014

Consolidated Statement of Operations, page 51

1.	Your comment: Please tell us why you believe it is appropriate to classify gain on sales of properties and land parcels within operating income.

Response: Our classification of gain on sales of properties and land parcels within operating income is consistent with the guidance set forth in ASC 360-10-45-5, “Presentation of Disposal Gains or Losses in Continuing Operations – A gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.”

Ms. Monick

November 10, 2015

Form 10-Q for the quarterly period ended June 30, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 34

2.	Your Comment: We note you present a line item titled FFO applicable to diluted common shares. It appears that this measure is FFO applicable to common shares, limited partners and minority interests. Please revise your line item description, or advise.

Response: This measure of FFO is not applicable to minority interests. Consistent with the definition of FFO adopted by the National Association of Real Estate Investment Trusts (NAREIT), FFO applicable to minority interests are excluded. This measure of FFO is applicable to limited partners’ interest. Accordingly, we respectfully submit that the caption “FFO applicable to diluted common shares” is appropriate as it includes the amount applicable to outstanding common shares plus the additional common shares that would be issued upon conversion of the limited partners’ units. The Company, beginning with its Form 10-Q for the quarterly period ended September 30, 2015, is now presenting this on a per share basis including a reconciliation of the denominator that clearly indicates LP units are included.

In connection with the above, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after your review of the above, should you have any additional questions or need any additional information, please contact the undersigned at 516-944-4572. Thank you.

Sincerely,
Cedar Realty Trust, Inc.

By:	/s/ PHILIP R. MAYS
Philip R. Mays
Chief Financial Officer

cc: Kristi Marrone, Division of Corporation Finance